Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

July 15, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Joseph Cascarano, Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 5 to Form 8-K
Filed April 29, 2011
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 8-K
Item 2.01  Completion of Acquisition or Disposition of Assets.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

1.	SEC Comment: We note your response to our comment 2 from our letter dated May 9, 2011. We await your response regarding the classification of the Due from Related Party.

Securities and Exchange Commission
Division of Corporation Finance
July 15, 2011

Company Response:  The Company respectfully informs the Staff that in consultations with the Company’s legal counsel in the People’s Republic of China (PRC), Guangdong Justwin Law Firm, the Company has determined that it is not permissible under PRC law or XYT’s statutory formation documents to treat the receivable as a deduction from stockholders’ equity. The Company has received a legal opinion by Guangdong Justwin Law Firm and will provide said legal opinion as a supplemental filing with the Staff.

The Company, however, does agree with the Staff to classify the receivable as a long term asset rather than a current asset.

Exhibit 99.2(a)
First China Pharmaceutical Group, Inc.
Pro-Forma Consolidated Financial Statements
As of and for the years ended March 31, 2010 and December 31, 2009

2.
SEC Comment:  We note your responses to our comments 3-7 regarding the nomination and election of members to the board of directors from our letter dated May 9, 2011.  We also note that you have subsequently filed an amended Form 10-Q for the quarterly period ending December 31, 2010, and a Form S-1, for which you have apparently revised your accounting for the Exchange Agreement to record it as a reverse merger.  With a view towards clarification, please explain how you determined that FCPG HK, and its wholly owned subsidiary XYT, is the accounting acquirer in accordance with US GAAP.

Company Response:  The Company respectfully informs the Staff that the analysis of who the accounting acquirer was under the Exchange Agreement was a very “close call,” however, upon consultation with the Staff and additional analysis, the Company, with the advice of its accountants and legal counsel, is comfortable taking the position that FCPG HK and its wholly-owned subsidiary XYT should be deemed the accounting acquirer in accordance with US GAAP.  The Company reassessed the elements under ASC 805-10-55 in reaching this conclusion and provides the analysis below:

ASC 805-10-55-12 states that the acquirer in a business combination is “usually the entity that issues its equity interests” however, this is not dispositive, and in some business combinations, like reverse acquisitions, “the issuing entity is the acquiree.”   In this case the Company had issued its equity interest to the sole stockholder of FCPG HK, however in order to determine the accounting acquirer, other pertinent facts and circumstances also need to be considered.  There is no one set of dispositive facts, but rather the analysis is performed by looking at all of the pertinent facts and circumstances to reach a conclusive position.

Securities and Exchange Commission
Division of Corporation Finance
July 15, 2011

Other factors to consider:

i)
The relative voting rights in the combined entity after the business combination - ASC 805-10-55-12(a) states “The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.” The stockholders of Registrant retained 75% of the voting interest in the combined entity and no additional special voting rights were granted to the sole stockholder of FCPG HK.

ii)
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest - ASC 805-10-55-12(b) states “The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.” At the closing of the transaction, Mr. Wang held 25% of the voting interest while the outgoing director, Robert Macutay held approximately 21% of the voting interest with no other shareholder owning more than 5% of the voting interest.  However, the Company had no knowledge of any arrangement or organization among Mr. Macutay and any other shareholders, and therefore Mr. Wang holds the largest minority voting interest in the combined entity.

(iii)
The composition of the governing body of the combined entity - ASC 805-10-55-12(c) states “The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.” Consideration is given to the initial composition of the governing body of the combined entity and the process in place as of the acquisition date governing how subsequent members of the governing body are to be appointed or elected.  At the closing of the transaction, Mr. Robert Macutay, Mr. Aidan Hwuang and Mr. Greg Tse were members of the board of directors of the Registrant. While neither Mr. Hwuang nor Mr. Tse were affiliates of FCPG HK or XYT prior to the closing of the transaction, Mr. Hwuang served as legal counsel to XYT since 2009 and confidant to Mr. Wang, and Mr. Tse was introduced to Mr. Wang by Mr. Hwuang as a potential board candidate in August 2010.  After Mr. Wang joined the board of the Registrant and Mr. Macutay resigned from the board, there was no change in majority control of the Registrant. However, Mr. Hwuang had a pre-existing relationship with Mr. Wang and Mr. Tse was implicitly approved by Mr. Wang as a potential board member of the combined entity.  If there are any vacancies going forward, a majority of board members can appoint a new director, and on an annual basis or at a special meeting, the shareholders of the combined entity can elect directors. Given that the Company had no knowledge of any arrangement or organization among Mr. Macutay and other shareholders, it would seem that Mr. Wang with the largest minority voting block would have some ability to elect or appoint or to remove members of the governing body of the combined entity if he voted all of his shares in a certain manner. Additionally, even though there are no voting agreements, arrangements or understandings at the board level, Mr. Wang’s relationship with Mr. Hwuang and Mr. Tse, while not dispositive, may suggest that any changes of the governing body may require Mr. Wang’s tacit approval.

Securities and Exchange Commission
Division of Corporation Finance
July 15, 2011

(iv)
The composition of the senior management of the combined entity - ASC 805-10-55-12(e) states “The acquirer usually is the combining entity whose former management dominates the management of the combined entity.” It is clear that XYT’s management team became the management team of the combined entity.

(v)
The terms of the exchange of equity interests - ASC 805-10-55-12(e) states “The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity.” The Registrant exchanged 25% of its interest for 100% of the interest of FCPG HK and XYT.  Immediately prior to the execution of the share exchange agreement between Registrant and FCPG HK, Registrant's shares were trading at $0.99 per share, albeit with very light trading volume.  As a result, Registrant's valuation prior to the consummation of the transaction was arguably, approximately $44.55M.  Registrant issued 15M of its shares to the stockholder of FCPG HK valued at arguably $14.85M, and in addition FCPG HK and XYT had stockholder's equity valued at $6.49M (assets of $20.1 less liabilities of 13.61M).  While it would appear that Registrant paid a premium over the precombination fair value of the equity interests of FCPG HK and XYT, the precombination fair value of Registrant’s shares was arguably less than $44.55M given the very light trading volume.  Additionally, given that Registrant was  a “shell company” as that term is defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, with nominal assets, it is arguable that Registrant’s precombination fair value was far less than FCPG HK and XYT’s at the time of the transaction.

(vi)
The relative size of the combining entities - ASC 805-10-55-13 states “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity.” In the Registrant’s unaudited quarterly report immediately prior to the Exchange Transaction, the Registrant reported total assets of $44, no revenue and net loss of $4,347 and in FCPG HK’s unaudited consolidated financial statements for the three months ended June 30, 2010, immediately prior to the Exchange Transaction, FCPG HK reported total assets of $20,099,152, revenues of 7,178,612 and net earnings of $882,570.  It is clear that FCPG HK and XYT’s relative size far exceeded that of the Registrant.

Securities and Exchange Commission
Division of Corporation Finance
July 15, 2011

ASC 805 provides no hierarchical guidance on determining who the acquirer is in a business combination but looks at all pertinent facts and circumstances.  As re-analyzed above, while there was no change in majority ownership, no change in majority voting power and no explicit change in the majority of the governing body of the combined entity in favor of deeming the Registrant as the accounting acquirer, there were other arguably more dispositive factors such as Mr. Wang being the largest minority shareholder thus potentially being able to influence voting outcomes, the existing relationships of the directors to Mr. Wang suggesting decisions may require his tacit approval, XYT’s management becoming the management of the combined entity and the significantly larger size of FCPG HK and XYT, in favor of deeming FCPG HK as the accounting acquirer.

The Company also refers to the Division of Corporation Finance's Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (Section I(F), "Reverse Acquisitions — Accounting Issues") as follow:

The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

The  above guidance is similar to the guidance in Topic 12 of the Division of Corporation Finance's Financial Reporting Manual ("FRM").

Based on the analysis under ASC 805-10-55 and the question Staff addressed in the Division of Corporation Finance's Frequently Requested Accounting and Financial Reporting Interpretations and Guidance and FRM, we determined that FCPG HK, and its wholly-owned subsidiary XYT, is the accounting acquirer in accordance with US GAAP.

Securities and Exchange Commission
Division of Corporation Finance
July 15, 2011

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder

Securities and Exchange Commission
Division of Corporation Finance
July 15, 2011

***

The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely,

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang

By:	Zhen Jiang Wang
Title:	Chief Executive Officer